UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-39173

I-MAB

Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District

Shanghai, 201210

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Global Strategic Partnership with AbbVie

On September 3, 2020, I-Mab, a Cayman Islands exempted company (the “Company” or “I-Mab”), through I-Mab Biopharma (Shanghai) Co., Ltd. and I-Mab Biopharma US Limited, each a wholly-owned subsidiary of the Company, entered into a broad global strategic partnership with AbbVie Ireland Unlimited Company (“AbbVie”).

Pursuant to this partnership, the Company will grant AbbVie a global license, excluding Greater China, to develop and commercialize lemzoparlimab (also known as TJC4), an innovative anti-CD47 monoclonal antibody internally discovered and developed by I-Mab for the treatment of multiple cancers. The Company will retain all rights to develop and commercialize lemzoparlimab in Mainland China, Macau, and Hong Kong. Both parties will collaborate to design and conduct further global clinical trials to evaluate lemzoparlimab in multiple cancers. This collaboration also allows for potential partnership on future CD47-related therapeutic agents, including CD47-based bispecific antibodies and combination therapies with lemzoparlimab and AbbVie’s venetoclax (Venclexta®). Each party will have the opportunity subject to further licenses to explore each other’s related programs in their respective territories. In addition, the Company and AbbVie will share manufacturing responsibilities, with AbbVie being the primary manufacturer for global supply. The Company believes that this collaboration will accelerate its establishment of commercial production operations in China.

AbbVie will pay the Company an upfront payment of US$180 million. Additionally, in connection with the topline clinical data released recently, I-Mab has earned the first milestone payment of US$20 million payable under the agreement, for combined payments of US$200 million.    The Company will also be eligible to receive up to US$1.74 billion in further success-based development, regulatory and sales milestone payments for lemzoparlimab, of which US$840 million are based on clinical development and regulatory approval milestones, with the remainder based on commercial milestones. Upon commercialization of lemzoparlimab, AbbVie will also pay tiered royalties from low-to-mid teen percentages on global net sales outside of Greater China. In addition, AbbVie has a right of first negotiation to in-license further development and commercialization of two additional lemzoparlimab-based bispecific antibodies discovered and currently being developed by the Company. The potential value of each such license is minimum US$500 million in upfront and milestone payments, for a combined total of no less than US$1 billion. If the Company and AbbVie cannot agree on the licensing terms, the relevant programs will not move forward.

Lemzoparlimab and Topline Data

Lemzoparlimab is one of the leading drug candidates among I-Mab’s proprietary and innovative pipeline. It is a unique CD47 antibody designed to minimize inherent binding to normal red blood cells while preserving its strong anti-tumor activity, a critical attribute in differentiating lemzoparlimab from other antibodies of the same class currently in development. Topline results of the recent phase 1 clinical trial confirm possible differentiation of lemzoparlimab in drug safety and a more favorable pharmacokinetics profile in cancer patients. Results have shown that lemzoparlimab is well tolerated as a single agent at a dose range of up to 30 mg/kg without any priming dose. In all DLT-evaluable patients, no dose-limiting toxicities or severe hematologic adverse events were observed. Full data will be presented at an appropriate scientific conference later this year.

Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws, including statements regarding data from lemzoparlimab (TJC4), and I-Mab’s advancement of, and anticipated clinical development, regulatory milestones and commercialization of lemzoparlimab. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on I-Mab’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By:	/s/ Jielun Zhu
Name:	Jielun Zhu
Title:	Director and Chief Financial Officer

Date: September 4, 2020